Exhibit 99.1

BULLISH

Proposed Acquisition of Equiniti — Investor Call
May 5, 2026

Transcript

Note: This transcript has been prepared from an audio recording and may contain errors. This transcript should be read in conjunction with the accompanying investor presentation and press release issued in connection with the proposed transaction.

PARTICIPANTS

BULLISH

Tom Farley — Chief Executive Officer

Dave Bonanno — Chief Financial Officer

Michael Fedele — Vice President, Finance

Liam Foley — Director, Corporate Development

ANALYSTS

Daniel Fannon — Jefferies

Kenneth Worthington — J.P. Morgan

Aditi Balachandran — Citi

Owen Lau — Clear Street

Gareth Gacetta — Cantor Fitzgerald

Brian Bedell — Deutsche Bank

Joseph Vafi — Canaccord

INTRODUCTION

Operator

Thank you for standing by. My name is Kate and I'll be your conference operator today at this time. I would like to welcome everyone to Bullish to acquire Equiniti. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time simply press * followed with number one on your telephone keypad. If you would like to withdraw your question press *1 again. Thank you, I would now like to turn the call over to Michael Fedele. Please go ahead.

Michael Fedele, Vice President, Finance

Good morning, and welcome to our special investor presentation regarding our proposed acquisition of Equiniti Group. I'm Michael Fedele, Vice President of Finance, and I'm joined on today’s call by our Chief Executive Officer, Tom Farley, Chief Financial Officer, David Bonanno, and Director of Corporate Development, Liam Foley.

This call will contain forward-looking statements, including those relating to our proposed acquisition of Equiniti, the anticipated benefits, strategic rationale of the transaction, the expected timing & closing conditions of the transaction and the business opportunities following the transaction.

These statements are not assurances of future performance, they are subject to risks and uncertainties, and our actual results could differ materially. Such risks and uncertainties include, among others, the possibility that the transaction may not be completed, failure to obtain required regulatory approvals, the possibility that anticipated benefits of the acquisition may not be realized, and other risks related to the integration of Equiniti's business.

For more details on these risks, please refer to today’s earnings press release, and our SEC filings including our 20-F dated March 9, 2026.

We undertake no obligation to update or revise any forward-looking statements.

This call will also include a discussion of non-IFRS financial measures. A reconciliation of these metrics to the most directly comparable IFRS metrics can be found in our press release and presentation, which also contain additional information regarding non-IFRS financial measures and key performance indicators.

I'll now turn the call over to Tom.

PREPARED REMARKS

Tom Farley, Chief Executive Officer

I remember walking into the trading pits of the New York Board of Trade back in February 2008 and seeing paper everywhere.

Carbon copies. Handwritten tickets. Manual processes. Every trade left a physical trail of friction.

As President of the New York Board of Trade, I had a front-row seat to one of the great market-structure transitions of our time: the move from open outcry and paper-based processes to electronic trading.

That transition changed everything.

The paper era was rigid, opaque, error-prone, and slow. The electronic era brought speed, scale, transparency, and access. It improved the market for everyone: traders, investors, exchanges, brokers, and issuers.

Today, we are standing at the edge of another generational upgrade.

Blockchain technology has laid the foundation for the next era of market structure: the Blockchain Era.

This is capital markets reimagined as a programmable layer. Assets are no longer just records in fragmented databases. They become programmable, self-custodial, and continuously functional through tokenization.

Tokenization is the process of turning traditional financial assets into blockchain-based assets.

But that definition understates the significance of what is happening.

Tokenization does not simply move an asset from one database to another. It changes what an asset can do.

Traditional assets are static. They sit inside fragmented systems. They settle slowly. They require reconciliation. Corporate actions are operationally complex. Ownership data is often delayed, incomplete, or scattered across multiple intermediaries.

Tokenization turns static assets into active infrastructure.

A useful analogy is the shift from the typewriter to the computer.

The typewriter was not “broken.” It worked. But every page it produced was frozen the moment it was typed. If you made a mistake, you retyped it. If you wanted to share it, you mailed it or faxed it. If you wanted to find it later, you searched a filing cabinet.

The computer changed what a document was. A document became editable, searchable, shareable, programmable, and connected.

Tokenized assets are the computer in that analogy.

They transform an asset from an inert record into a living piece of market infrastructure.

That matters because tokenized assets can deliver:

Always-on infrastructure.

We live in a 24/7 world, but our core markets are still closed for more than 80% of the week. Tokenization enables assets to be traded, monitored, and serviced continuously.

Instant settlement.

Ownership and payment can move together through atomic settlement. That reduces delay, reduces reconciliation, and reduces counterparty risk.

Dynamic functionality.

Dividends, splits, votes, tender offers, compliance checks, and corporate actions can move from manual workflows to programmable execution.

And this is where tokenization also intersects with one of the most important technology trends in the world: AI agents.

AI agents will not be able to operate efficiently in markets built on fragmented records, manual workflows, delayed settlement or opaque ownership. Agents need systems that are predictable, rules based and machine-readable and executable. Tokenized assets provide exactly that.

A tokenized security can carry permissions, it can carry the compliance logic, ownership data, and transaction rules directly in its infrastructure, in its code. That means AI agents can eventually interact with that infrastructure in a far more functional way — checking eligibility, routing transactions, executing instructions, monitoring events, and many other use cases.

In other words, tokenization does not just modernize markets for humans — it creates the asset infrastructure that autonomous software can also use. That is why this is such a powerful shift. The full scope of innovation is impossible to predict, but the direction is clear. Tokenization brings capability, control, customizability, and automation to the core of capital markets. It writes the next chapter of market structure.

The market structure revolution has already begun. Digital commodities and fiat have already migrated to the blockchain era. The first major asset successfully tokenized was the U.S. dollar, in the form of stablecoins. Stablecoins have grown from zero to roughly $300 billion in market capitalization, with many trillions of dollars of payment volumes per year.

On our Q3 earnings call in November, I said that stablecoins were only the beginning — tokenization was still in the first inning. I described a future where substantially every major asset class would eventually move on-chain. Since that call in Q3, the market cap of non-stablecoin tokenized assets has grown by more than 50% and that is encouraging, but it has grown from roughly $20 billion to $30 billion. In the context of global capital markets, $30 billion is still tiny — it is smaller than hundreds of individual S&P 500 companies.

So why are we so excited? Because the global securities market is approximately $270 trillion. $270 trillion! And tokenized securities are next.

Markets do not cling to inferior infrastructure forever. Over time, markets migrate toward speed, efficiency, transparency, and lower cost. Tokenization is the next inevitable step. To unlock this massive $270 trillion opportunity, we looked around and asked ourselves: what type of service provider does the market need to catalyze this growth?

We identified three critical characteristics that needed to be the ideal, valuable service provider to catalyze large-scale adoption of tokenized securities. First, we needed an end-to-end tokenization stack. Second, we needed a unified ledger that can connect traditional finance and blockchain-based assets. And third, we needed a broad base of blue-chip public company issuers to collaborate with — to make scaled tokenization of securities a reality.

Bullish already has deep tokenization capabilities in-house, as those who have been following the company know. But we did not yet have the full traditional finance ledger infrastructure, and we did not yet have the direct issuer relationships required to drive adoption at scale. That is why today's announcement is so important.

Today, Bullish announces the acquisition of Equiniti, a leading global transfer agent with more than 2,500 public market issuers on its client list. Equiniti is a truly unique asset. It has sticky, recurring revenue. It has average client relationships of more than 15 years. It serves thousands of issuers, including approximately 35% of the S&P 500 and more than 50% of the FTSE 100. It processes $500 billion in issuer payments per year that Equiniti makes on behalf of its customers — a notable secondary opportunity for future platform modernization.

Equiniti has what cannot easily be built: trusted, entrenched relationships at the core of the issuer ecosystem. That is exactly the infrastructure needed to bridge traditional capital markets into the blockchain era.

By acquiring Equiniti, we are assembling under one roof the three elements required for tokenization to become real at scale: the technology stack, the ledger infrastructure, and the issuer distribution. Together, Bullish and Equiniti become a true force in the tokenization mega-trend.

Bullish is one of the largest and fastest-growing global regulated digital asset exchanges and information services businesses. Equiniti is the leading global transfer agent with approximately 20 million registered, KYC-verified shareholder customers that are simply a wallet away from accessing the benefits of tokenization — half a trillion dollars in annual dividends processed and thousands of blue-chip institutional clients.

Combined, we are creating a tokenization powerhouse with approximately $1.3 billion in 2026 revenue and $500 million in pro forma combined adjusted EBITDA less capex — before any transaction synergies.

There is a useful historical parallel here — and one that I am personally familiar with. At the turn of this century, ICE acquired the International Petroleum Exchange in London and the New York Board of Trade in New York. ICE combined world-class technology, a massive wave of electronic trading innovation, and established exchanges with customers, contracts, and cash flows. Established exchanges like the International Petroleum Exchange and the New York Board of Trade.

The result was one of the most valuable exchange businesses ever built.

This transaction follows the same strategic logic. We are combining a business with customers, cash flows, and embedded market infrastructure, with a business built for innovation, growth, and the next era of market structure — the blockchain era.

Equiniti's end-to-end support of issuers on traditional rails is the perfect complement to Bullish's blockchain capabilities. Together, we believe we are creating the world's largest blockchain-enabled issuer services provider.

But before I go deeper into the three elements required for tokenization success, it is worth explaining why a transfer agent is so critical. The transfer agent is the foundation of the capital markets' ownership stack — with legal authority to say who owns what. Brokers, custodians, clearing agencies, and downstream ledgers all depend on the transfer agent doing its job. The transfer agent maintains the official shareholder registry — the ground truth record of ownership if you will.

Tokenization works best when the token is not merely an abstraction of ownership, not a receipt or some form of synthetic exposure, but the actual ownership record itself. To make that possible, the transfer agent must be able to write ownership to the blockchain — either instead of, or alongside, the traditional ledger. Without the transfer agent, a token is just a receipt. With the transfer agent, it becomes legal title. That places the transfer agent at the very center of what we expect to be a multi-decade transformation of global market structure.

Bullish is equipped to offer end-to-end tokenization services with this announcement. We can support token design, token engineering, issuance, compliance, operations of the token but we couple it with value-added services like distribution or secondary trading of the token, liquidity provision, and market visibility through our CoinDesk and Consensus brands.

These capabilities are part of Bullish's DNA and got stronger today. Our blockchain and token engineering team has been building since our inception in 2020. We can design smart contracts for tokenized shares, deploy those contracts, and support the creation and operation of tokenized assets. We can monitor activity, support regulatory compliance, and manage token operations once an asset is live — including, over time, increasingly automated corporate actions as I described earlier.

We can also support secondary market distribution across venues that provide institutional market making. And as I said, through CoinDesk, we bring marketing, research coverage, and global visibility. Equiniti's existing investor relations and public relations capabilities will only further strengthen that offering.

This is not a narrow product. It is an end-to-end platform for the $270 trillion tokenized securities era.

The ability to tokenize assets means very little without a trusted way to track ownership. That is where Equiniti's transfer agent ledger becomes so important. Bullish and Equiniti have already collaborated to build a single source of truth — a unified ledger that can move between Equiniti's traditional finance rails and Bullish's crypto rails. We will have more to share on that later today.

We aim for a unified ledger to serve as the legal authority for holdings across Equiniti's nearly 3,000 public companies. It will track ownership, support corporate actions, facilitate proxy voting, and remain compliant — through strong KYC and AML capabilities.

This unified ledger is critical. Issuers will not accept a fragmented world where one system tracks traditional shares and another system separately tracks tokenized shares. They need simplicity. We are hearing that from issuers day after day. They need one authoritative record — they need a ledger that can track all certificated shares and tokenized shares in a single, compliant, real-time environment. And we are not just describing that as a future operation. We have already built it. The future is now. By combining Bullish’s expertise with Equiniti’s transfer agent leadership we have created a unified ledger that can track tokenized shares and certificated shares in real time.

The third requirement is adoption from thousands of blue-chip issuers. For tokenization to succeed, blue-chip issuers must see real value in tokenizing their shares. There are approaches already in the market today that essentially create synthetic exposure to real-world assets and call these tokenized securities. These products may look like shares, but in substance they are often more like depositary receipts, or IOUs, or something else. That is not the future we believe in — or at least not the future we are interested in.

Synthetic tokenization can further obscure ownership. Issuers do not want that. We will be guided by issuers. It can create distance between the investor and the issuer, and we do not believe institutional investors will accept that as the end state for tokenized securities.

The durable opportunity here is issuer-led tokenization. Our vision for tokenization means the issuer is directly involved at all steps and benefits. It means the token can represent real ownership, real rights, real compliance, and real corporate actions. That is the approach we believe will create the largest and most enduring opportunity over time.

Issuers will quickly understand the benefits: faster settlement, modernized operations, improved transparency, better control, programmable functionality, closer relationship with their investors — and perhaps most importantly, new pockets of liquidity. Equiniti gives us access to thousands of the world's most important public market issuers instantly. That makes this transaction one of the most powerful catalysts for the next era of capital markets.

Before I hand it over to Dave, our CFO, let me leave you with this. We are still very early — just like I said on the Q3 earnings call in this tokenization space. We believe it will be a 20-plus-year transformation of market structure, and Bullish has now assembled something unique: three structural moats that reinforce one another.

First, an end-to-end tokenization stack spanning origination of the token, issuance of the token, but support of tokens through trading, liquidity, and visibility. Second, a unified ledger that bridges the old school certificated world with the tokenized world — a platform that speaks both languages at once. And third, thousands of the world's most important issuers are already embedded in our infrastructure and positioned to benefit from this transition.

This is a one-of-one platform. It brings together regulated digital asset infrastructure, issuer services, transfer agent authority, liquidity, data, media, and blockchain engineering. We believe this combination positions Bullish to lead the next era of global capital markets, and we are thrilled to be leading that charge.

Dave Bonanno, Chief Financial Officer

Good morning, everyone, and thank you, Tom. Before turning to the specifics of today's transaction, I want to highlight that this acquisition delivers on the five core financial pillars we discussed during the IPO and second-quarter earnings call. As a reminder, those pillars are: organic revenue growth, diversified revenue streams, operating leverage, maintaining a highly flexible and liquid balance sheet, and finally, value creation through M&A.

Today's transaction delivers on all five of these pillars. First, Bullish will increase our customer base by more than ten times, providing Bullish with a massive captive audience to power future growth. Second, it further diversifies our revenue streams across products and geographies. Third, it creates significant operating leverage, driven by accelerating revenue growth and continued cost reduction throughout the medium-term outlook. Fourth, the transaction also preserves our net liquid asset position to drive future growth. And finally, it delivers on value creation through M&A.

Today's transaction will position Bullish directly at the center of the coming tokenization wave with significant scale and approximately $1 billion of expected free cash flow over the medium-term outlook. It is also significantly accretive on a pre-synergy basis when compared to our 2026 guidance and annualized first-quarter adjusted transaction revenue prior to any of the synergies detailed in our medium-term outlook.

Turning to the specifics of the transaction — on page 12 of the presentation — Bullish has agreed to acquire Equiniti for $4.2 billion, with anticipated closing in January of 2027, subject to regulatory approvals and other customary closing conditions. The acquisition consideration consists of Bullish assuming Equiniti's $1.85 billion in debt and issuing approximately 61 million in new Bullish shares, equal to approximately $2.35 billion based on Bullish's 30-day volume-weighted average price of $38.48 per share. Following the close of the transaction, we expect Bullish to have approximately 222 million fully diluted shares outstanding.

The transaction also maintains Bullish's strong balance sheet. We expect a net liquid asset position exceeding $500 million post-closing at current Bitcoin price levels, as supported by rapidly growing earnings power and free cash flow.

Turning to the combined 2026 financial outlook on page 13 — we have shown Bullish's existing 2026 guidance and 1Q annualized adjusted transaction revenue, combined with our expectation for Equiniti's 2026 financial performance. As a reminder, the 2026 combined financial outlook does not include any synergies. This results in a combined 2026 outlook of $1.3 billion of adjusted total revenue and approximately $500 million of adjusted EBITDA less capex.

Now turning to our medium-term outlook covering the 2027 through 2029 period on page 14 — we expect total revenue growth to accelerate during the period from approximately 6% to 8%-plus versus the combined 2026 financials, driven by approximately 20% growth in tokenization and blockchain services, and relatively flat traditional transfer agent revenue and interest income.

For the combined cost base, we anticipate $25 to $50 million of additional cost reductions between 2027 and 2029, as compared to the combined 2026 financial results, driven by $50 to $75 million of cost reductions being offset by approximately $25 million of investment into new infrastructure and product offerings.

Finally, we expect a combined effective tax rate of approximately 20% between 2027 and 2029, although cash taxes are likely to be lower than 20% during that period.

Finally, we expect the combined revenue growth and cost structure to result in a compelling financial profile with adjusted EBITDA less capex growing nearly $100 million per year over the medium-term outlook period, leading to approximately 50% adjusted EBITDA less capex margin exiting 2029; EPS growth of approximately 20% per year; and cumulative free cash flow of approximately $1 billion.

And with that, I'll turn it back to Tom before opening up the call for Q&A.

Tom Farley, Chief Executive Officer

Thanks, Dave. I just want to reiterate how excited we are. We think this positions us to be the global tokenization leader and we believe the tokenization of global securities markets is a $270 trillion opportunity as I described and we’re in the early innings, and we hope that all of you that dialed in this morning will be along for the ride. And with that, we'll open it up for questions.

Q&A

Operator

At this time, I would like to remind everyone in order to ask a question, press star then the number one on your telephone keypad. We request that you limit yourself to one question and one follow-up. We will pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Daniel Fannon with Jefferies. Your line is open.

Daniel Fannon, Jefferies

Thanks. Good morning. So just wanted to follow up on the longer-term outlook or I should say the medium-term outlook. Obviously the longer-term I understand the focus and outlook for tokenization. But when I think about the 6% to 8% growth rate, can you kind of break that down a bit more? And ultimately, as you think about the 20% growth in tokenization and blockchain services that you're assuming, I just want to get a little more underneath as to how you came up with that assumption?

Dave Bonanno, Chief Financial Officer

Great, thanks Dan. Appreciate the question this morning. The assumptions in our medium-term outlook are a combination of our expectations around the pace of equity tokenization and our rollout of tokenization services, expansion of our stablecoin business, as well as trading of securities and other ancillary services. As this technology is adopted throughout the medium-term period, we expect that to accelerate. As I mentioned, we are currently in the early days of this trend, but we are confident that it will play out over a three-year period, and we believe we are perfectly positioned to offer a variety of different services to our customer base with accelerating growth throughout the period.

Daniel Fannon, Jefferies

Understood. And then I guess just a follow-up on the history here — Equiniti's growth, how their market share as a transfer agent has evolved over the last couple of years. It seems like you're assuming pretty low growth in that business going forward. But just curious in the context that they’re operating in a pretty competitive environment. I think one of their peers announced a similar offering today as well in terms of what you’re looking to do. So just want to understand their competitive positioning a little bit better in terms of how they have operated over the last couple of years.

Dave Bonanno, Chief Financial Officer

Yeah, Dan, thanks. The global transfer agent industry is properly a duopoly between Equiniti and Computershare. It has been a pretty balanced market with limited growth in recent years. We expect the traditional transfer agent business of Equiniti again to be roughly flat. Some of that will be us transferring business over to the tokenization platform, that may decrease or flatline some of the existing revenue. We expect the interest income there to be flat. But generally speaking, it has been a duopoly with limited growth, really due to consolidation and fewer public companies. We also expect that trend is likely to reverse or at least stop being a headwind over the medium-term outlook.

Tom Farley, Chief Executive Officer

Perhaps stating the obvious, but in case anything is lost in the shuffle, Dan: the opportunity here is tokenization. And so when Dave’s talking about growth, we are separating out the tokenization growth — which we expect to be significant — and he is separating growth that would come from tokenization and growth that would come from the existing four corners of the business.

Daniel Fannon, Jefferies

Understood, thank you.

Operator

Your next question comes from the line of Kenneth Worthington with J.P. Morgan. Your line is open.

Kenneth Worthington, J.P. Morgan

Hi, good morning. Thanks for taking the questions. How much of Equiniti's revenue today comes from traditional TA versus blockchain services? And to what extent is Equiniti currently servicing stablecoins in the digital commodities markets today?

And then just on your point on tokenization — why do issuers want to tokenize their stocks? If the existing system works and is time-tested, do they care enough about quicker settlement to make this change? And my thoughts were there needs to be a cost-saving story or a valuation-enhancing story. Do you think that it is there to encourage the tokenization push?

Tom Farley, Chief Executive Officer

Hey Ken, thanks a lot. Would you please just repeat the first part of the question? Apologies.

Kenneth Worthington, J.P. Morgan

How much of Equiniti’s revenues are coming from trading TA versus blockchain services?

Tom Farley, Chief Executive Officer

Got it. So Ken, it rounds to zero — the blockchain revenue that Equiniti has today. That is part of the beauty of this transaction and I referenced it in my prepared remarks. We have actually been working with them for months now, separate and apart from but related to the transaction, and we brought to bear our blockchain capabilities. We have been very impressed by their technology staff and actually their blockchain know-how. But this is the top of the first inning for them in terms of blockchain services. That is why it is so exciting. And so you are going to see from them today actually, an integrated tokenization capability for the very first time to be able to handle tokenized securities. So that is brand new. I think that answers the first part of your question.

And then the second part of your question, I would just highlight that issuers don’t necessarily see the market working as well as you implied. I was on the other side. I had an issuer advisory council when I was leading the New York Stock Exchange, and you would not believe the negativity you hear from CFOs, Investor Relations Officers, and General Counsels about the way the market works today. There is intermediary after intermediary distancing the issuer from what is actually happening with the stock. There is lots of opacity in terms of who is buying what, why is it being bought, how is it being bought, where is it being stored, and where it is being recorded.

And the issuers — the CFOs, the Dave Bonannos if you will — are always looking for new pockets of liquidity. That is very, very difficult to do in a rigid financial system that is so prescriptive and built on, in some cases, 50-year-old technology — but at a minimum, 20-year-old technology.

To put it succinctly: the benefits to issuers are obvious. Twenty-four-seven is going to bring new pockets of liquidity. More transparency around the stock is more information. And also they are going to make their investors happy because of the investor benefits that come along with it.

I am obviously a cheerleader for this tokenization trend, Ken and it is only going in one direction. I will say, just to temper the enthusiasm — it is the timeline that is uncertain, not whether this wave is happening. And when I say the timeline is uncertain, there are some regulations to be sorted out and there are some protocols to be sorted out so that we can see the type of liquidity in the tokenized world for trading of these tokenized shares that we see in the certificated share world. But aside from that, the benefits to issuers are very clear, will be very clear and we have already spoken to issuers and we are hearing that directly from them.

Ken Worthington, J.P. Morgan

Got it. And then Equiniti makes a lot of money from interest income. Is there a float component to the business, and how interest-rate-sensitive is the interest income?

Dave Bonanno, Chief Financial Officer

Yes, Ken. As you can see on page 13, we are expecting approximately $230 million of interest income. That is from float. As Tom mentioned earlier, Equiniti processes half a trillion dollars of payments, mostly related to dividends from its corporate issuers. So that is float income. The business has interest rate sensitivity. We can detail that more on our earnings call in a week or so. But there is a bit of interest rate sensitivity. The mix of that float is approximately two-thirds U.S. dollars and one-third British pounds sterling. It is currently unhedged, and we will be considering alternatives for that as we go through the back half of the year.

Operator

Your next question comes from the line of Aditi Balachandran from Citi. Your line is open.

Aditi Balachandran, Citi

Good morning, thanks for taking my question. Congrats on the announcement. Really excited to go even deeper on tokenization. I had a bit of a more macro question specifically surrounding CLARITY regulation. We have seen some movement in the last few days, but I guess Tom, what are your views on the CLARITY Act as it stands right now, and what it says regarding tokenization? And what happens to the current momentum if that stalls?

Tom Farley, Chief Executive Officer

Thank you. Great question. I will refer back to Ken's question and my comment about the timeline. One thing that would certainly be positive for the timeline — that would shift the global security tokenization adoption curve to the left — would be a successfully passed CLARITY Act bill, because the CLARITY Act brings a lot of clarity, apologies, to what is a security, what is a commodity, exactly what are the rules of the road and it will also give a lot of comfort to our highly regulated broker-dealer brethren, custodians, and even other transfer agents to really move forward and start ramping up the tokenization push.

I’m glad you brought it up, the one thing I would say is that there has been a breakthrough on the stablecoin yield impasse. However, there is still all sorts of debate going on in this bill, and a lot of it is coming from our brothers and sisters in the digital assets community and I would just implore them to realize that the time is now. This is as good as it is going to get. Nobody is ever going to be perfectly happy with legislation — that is a good thing. It is time to get behind this and start pushing in the same direction, because the more we in the digital assets community are pulling it in different directions, the more we risk missing this moment and not getting a market structure bill. That could take us back five years to a time with a lot of ambiguity — an ambiguity that none of us wants to go back to.

Operator

Your next question comes from the line of Owen Lau with Clear Street. Your line is open.

Owen Lau, Clear Street

Hi, good morning. Thank you for taking my questions and congrats on the deal. On page 14, I want to understand the 2029 runrate EBITDA less capex, margin of 50%. If I do the math, the pro forma margin for the combined entity is roughly 39%. I know you have some cost optimization and reduction, but could you please give us more detail on how you get from the pro forma margin to 50%-plus in 2029?

Dave Bonanno, Chief Financial Officer

Thanks, Owen. Your math is directionally correct on the starting and ending margins. The margin expansion is driven by two factors. First is the revenue growth we expect to experience during the period. Again, our expectation is that revenue growth accelerates from approximately 6% to 8%-plus as we exit 2029. And on the cost side, you can see that we expect $25 to $50 million of additional combined cost reductions versus the 2026E combined base case. That is driven by synergies, partially offset by investment into the platform.

Equiniti has spent significant resources over the last couple of years modernizing their infrastructure and right-sizing their workforce. We believe the company has been on a very strong trajectory with respect to cost control, and we expect that to accelerate during 2026. Frankly, Bullish will be a beneficiary of a great deal of hard work done in 2026 that flows through in 2027. The cost takeout is expected to be more front-loaded than back-loaded, while the revenue growth will be accelerating throughout the period.

Owen Lau, Clear Street

Got it. To follow up on the potential revenue synergies, do you expect any potential synergy on the revenue between Bullish and Equinti?

Dave Bonanno, Chief Financial Officer

Oh, absolutely. That is a major reason we are doing the deal. We expect significant adoption of tokenization during the outlook period. We believe we are perfectly placed to offer a highly unique, one-of-one type product into the market. We also anticipate additional synergies around trading, visibility, liquidity, stablecoins, and more.

We are incredibly excited. I should add that Tom and I are doing this call from our Consensus conference in Miami, and our phones are going off right now with new business inquiries related to this announcement. We can't wait to get on the floor, meet our partners and new partners. We expect as time unfolds and we move forward here, we are going to see some new interesting use cases, product, services and revenue synergies.

Tom Farley, Chief Executive Officer

I would just emphasize — that is why we did this deal. It is about revenue synergies. What we have focused on in our model is plain-vanilla tokenization trends: we have issuer customers who are going to come on board the tokenization train, and we are going to be there to provide tokenization services — designing the smart token, writing the smart token, operating it, managing a whitelist.

Keep in mind, we have 20 million shareholder customers already whitelisted. They are a wallet address away from being fully whitelisted tokenization shareholders. And then we can bring the full suite of Bullish services, which was instrumental in tokenizing the US dollar stablecoin. We have substantially every stablecoin customer - all every one of the challenger stablecoins as an active customer of Bullish providing a number of tokenization services to them. Such as secondary trading, listing on compliant venues around the world, liquidity provision, and marketing of those tokens, writing research on them. Those fit perfectly with the tokenization trend and are also a revenue synergy because we have over 3,000 issuers to be able to sell into as they are issuing securities, debt, equity or otherwise. .

We have also not contemplated in this model other revenue synergies. This is a business of $500 billion of annual payments. We are stablecoin experts. There are no stablecoins used within Equiniti. We know how to use those and how to use those within Equiniti in a very exciting and profitable way. We did not contemplate additional synergies around the Bullish exchange, outside of tokenization. We have not contemplated partnerships with Layer 1 blockchains as we move into global security tokenization. We just focused on the core area of revenue synergies to Equiniti's issuer base for tokenization services over the window we have provided.

Operator

Your next question comes from the line of Gareth Gacetta with Cantor Fitzgerald. Your line is open.

Gareth Gacetta, Cantor Fitzgerald

Hi guys. I was wondering if you could provide any detail on which issuers were most eager to engage throughout the diligence process, and also how important investor demand will be in driving adoption? Because it sounds like if you create a seamless, integrated product behind the scenes, investors might not even know which product they are actually trading with.

Tom Farley, Chief Executive Officer

I think those are both great questions. Investor demand will indeed drive issuer demand, and to some extent vice versa. You know how these things tend to go — you get the early proof points, people realize this is real.

It is not a coincidence that, just yesterday — or perhaps it was Friday — the DTCC put out an announcement in this space. I know Frank La Salla, the CEO, is down here at this conference and I look forward to collaborating with them. The New York Stock Exchange has put out multiple announcements about how they will be handling tokenization. Nasdaq has put out announcements as well. They are all moving in this direction and talking to issuers.

We are talking to issuers and the feedback is consistent. It kind of starts slowly, and then usually there is a catalyzing event that is difficult to predict in advance. But all of a sudden you will see a hockey-stick takeoff on tokenized securities because the benefits for investors and issuers are simply too obvious. Once people look over the fence and see that a company has a lower cost of capital, or that it is cheaper to lend and borrow shares in a tokenized security versus one that is not — that is when the trend really accelerates. For me to predict exactly when that would be, it is just impossible.

To illustrate the issuer angle, I will give one example: Bullish itself. As of last night, our board agreed to fully tokenize our entire 151 million cap table of shares. That has been approved, and investors can now go to the Bullish investor website and see exactly how they can withdraw their tokens to a self-custodial wallet — to a MetaMask wallet or a Phantom wallet — as long as they are on the whitelist, which we will operate for issuers, for a fee. That goes back to revenue synergies.

This is possible right now. Investors will engage with those tokens and say, wow, this is really useful for this use case — but Tom, we want better liquidity. And we'll say: no problem, that is coming. The New York Stock Exchange has announced they are launching a tokenized ETF. Bullish has announced we are launching a tokenized ETF. That is how these transitions form.

I lived through something analogous. When I went to the New York Board of Trade, I walked onto that floor and there was literally zero electronic trading. When we introduced electronic trading, some products went immediately to 50% electronic. Others did not at first, and then there was a catalyzing event. But two years later, 100% was electronic. The transition to tokenization will look similar — a little messy in the middle with an unpredictable timeline — but the direction is certain.

Gareth Gacetta, Cantor Fitzgerald

Maybe could you also provide a quick update on capitalization going forward — specifically what net leverage will look like at close and the de-leveraging trajectory thereafter?

Dave Bonanno, Chief Financial Officer

Yes. As I mentioned in my prepared remarks, we expect at closing to have north of $500 million of net liquid assets — that is net of all debt. So net leverage will be essentially zero, or negative, post-closing. And then as I mentioned, the expected free cash flow over the period is approximately $1 billion. We have not finalized our capital allocation policy, and some portion will likely go toward debt repayment. But what we like about this transaction is that it leaves us in a net cash position even after assuming Equiniti's $1.85 billion of debt, and positions us to generate very significant free cash flow. We could de-lever should we choose to, or use the free cash flow, excess cash and strong balance sheet to pursue further growth — either organic or inorganic.

Operator

Your next question comes from the line of Brian Bedell with Deutsche Bank. Your line is open.

Brian Bedell, Deutsche Bank

Thanks for taking my question and congrats on the deal. I want to get a sense of how you are thinking about the pace of the U.S. listed equity market tokenizing its securities — perhaps by the end of your timeframe in 2029. What portion of the market do you think takes up tokenization in the U.S.? And to what extent do you see this happening globally relative to the U.S.? And can you also tokenize other types of securities, such as fixed income?

Tom Farley, Chief Executive Officer

Sure. Thanks Brian. Let me take it in reverse order. Absolutely — fixed income is equally interesting to us. There is a lot of attention on tokenized equities because we are conditioned from reading the Wall Street Journal or watching CNBC to follow the stock market. But the fixed income market is equally ripe for a tokenization wave. In some ways, Dave and I talk about this a lot — in some ways, fixed income may actually be even more ripe. The fixed income market absolutely needs more transparency and liquidity tools, perhaps even more so than the equities world.

On the U.S. question, let me be clear: it is not our intention to be a primary listing venue in the way NYSE or Nasdaq are. I have been in that business, and that is not our intention. We very much intend to provide liquidity solutions and secondary trading on regulated venues, but not primary listings.

On the adoption curve — Brian, you know Dave and I well enough to know we do two things. We put out guidance that we feel is aggressive but reliable. And we don't sugarcoat the uncertainty. The truth is, we simply cannot precisely predict what that curve is going to look like. For purposes of this guidance, we took a very humble approach and assumed a single-digit percentage of issuers moves into tokenization meaningfully over the near-term horizon.

In reality, my open belief is that we will see more aggressive adoption because the benefits are too persuasive to ignore. The good news about the U.S. is that current laws and regulations allow for it right now. The challenge is that there are a series of rules under Reg NMS for National Market Systems around trading that need to be worked through one by one to integrate the trading of tokenized securities. That is why the liquidity solutions have followed — and will continue to follow — the initial steps of getting shares actually tokenized and into the hands of shareholders.

Brian Bedell, Deutsche Bank

That makes sense. One more question — do you expect the tokenization industry to remain concentrated, or do you see potential for more entrants to do what you are doing? Could the tokenization aspect therefore end up being more fragmented over the longer term?

Tom Farley, Chief Executive Officer

Great question. You need the issuers. You simply cannot go issuer by issuer in this business — there is not enough time. The wave is too powerful and too fast. And when you look around the world, there are maybe two institutions that have the issuer relationships at scale. So let's start there.

What gets us most excited is that you also need the value-added services. What we found in stablecoins is: it is not trivially easy to tokenize the U.S. dollar, but it is not rocket science either. You need brilliant engineers who really understand how to architect a smart contract. But what you really need to make it a success is what we call the success layer — the ability to list on trusted, regulated venues where institutions congregate, liquidity solutions so there is an actual bid and offer, and the ability to bring visibility, research, and marketing to bridge the liquidity gap from the old world to the new.

No one can do all of that today. Not even close. So will there be competition? Of course — people do not ignore a $270 trillion opportunity. Are we particularly concerned? No. We just want to perfect our offering, and we think we are going to be in a one-of-one position when this transaction closes.

Operator

Your next question comes from the line of Joseph Vafi, Canaccord. Your line is open.

Joseph Vafi, Canaccord

Hey guys, good morning. Congrats on this deal announcement. I want to ask about the evolution of Bullish's business model and the strategic view. Bullish started as a core exchange, but with liquidity services, the information and data services and now the transfer agent position, you really have become a broader ecosystem infrastructure player. I'm wondering how you look at the business today and your place in the ecosystem — and whether you continue to look to expand that positioning away from exchange-based business and into a broader infrastructure role.

Tom Farley, Chief Executive Officer

Sometimes we joke that we just don't have imagination — all we do is copy the best business models. I came up in this exchange industry myself. My first big job was running the New York Board of Trade. We operated a floor-based trading venue and electronic trading venue, a captive clearinghouse for which we owned all of the technology — and in some cases even sold that technology to others — and we actually operated the physical warehouses for cocoa and coffee, some of which still sit right there in Brooklyn on New York Harbor.

I then moved on to the New York Stock Exchange, where we offered the actual trading venues for equities and options. We provided data services for the entire industry, operated the consolidated tape — which is to say, I know no other way to make yourself integral to an ecosystem than to provide a vertical stack of services so you can meet your customers where they are along their journey, and build a really great business while you are doing it.

In both cases I just mentioned, the margins doubled from already healthy bases in those businesses under our leadership — and that growth was really a direct result of running an integrated, vertically oriented business. At Bullish today, we operate the trading solutions, we operate the clearinghouse, and we operate the infrastructure layer that maintains the golden source of truth — the ledger of who owns what. In my mind, it flows from left to right, you have a trader walk through the door for trader solutions, then they have to manage their positions to the extent they are derivatives like an option through a clearinghouse but they also have to keep track with who owns what and who owns legal title and settle the transaction.

Today, we have completed the ecosystem play that Dave and I have been looking for since we joined full-time three years ago this past Saturday. We feel like we now have it, and it is time to build and catch this tokenization wave.

Tom Farley, Chief Executive Officer

Another Consensus exclusive. For those of you who are not here at Consensus — we would love to welcome you next year. Reach out to me if the ticket is in the way, because I think when you come and see this conference, you won't miss it in the future. It is truly an amazing gathering of approximately 20,000 people, mostly institutional, focused on this next layer of programmable finance.

On behalf of Dave and our team here, thank you all and I also want to say to our Equiniti colleagues, we look forward to working with you and I want to thank them and we are so excited to have them along for the journey and these assets that we have picked up today. We look forward to seeing you on our earnings call.